UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Amendment No. 5

to

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CYPRESS SEMICONDUCTOR CORPORATION

(Name of Subject Company (Issuer) and Name of Filing Persons (Offeror))

1.00% Convertible Senior Notes due September 15, 2009

(Title of Class of Securities)

232806 AJ 8 and 232806 AK 5

(CUSIP Number of Class of Securities)

T. J. Rodgers

President and Chief Executive Officer

Cypress Semiconductor Corporation

198 Champion Court

San Jose, California 95134

(408) 943-2600

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Filing Persons)

COPIES TO:

Larry W. Sonsini

Todd Cleary

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, California 94304-1050

Tel: (650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$ 850,000,000 (1)	$33,405(2)

(1)	Estimated only for the purposes of calculating the filing fee. This amount was based on the purchase of $531,250,000 aggregate principal amount of outstanding 1.00% Convertible Senior Notes due September 15, 2009 at a maximum tender offer price of $1,600 per $1,000 principal amount of notes.
(2)	The amount of the filing fee was calculated at a rate of $39.30 per $1,000,000 of the transaction value.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $31,440; $1,965	Filing Party: Cypress Semiconductor Corporation
Form or Registration No.: Schedule TO-I; Schedule TO-I/A	Date Filed: August 14, 2008; August 26, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Amendment No. 5 (“Amendment No. 5”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on August 14, 2008, as amended by Amendment No. 1 to Schedule TO filed on August 20, 2008, Amendment No. 2 to Schedule TO filed on August 26, 2008, Amendment No. 3 to Schedule TO filed on August 29, 2008 and Amendment No. 4 to Schedule TO filed on September 8, 2008 (as amended and supplemented, the “Schedule TO”) by Cypress Semiconductor Corporation, a Delaware corporation (“Cypress” or the “Company”), and relates to an offer by Cypress to purchase up to $531,250,000 aggregate principal amount of its outstanding 1.00% Convertible Senior Notes due September 15, 2009 (the “Notes”) for cash at a purchase price determined in accordance with the Offer to Purchase (defined below) and in any event not greater than $1,600, nor less than $1,000, per $1,000 principal amount of Notes, upon the terms and subject to the conditions set forth in the amended offer to purchase, dated August 26, 2008 (a copy of which was filed as exhibit (a)(1)(vii) to the Schedule TO, the “Offer to Purchase”) and the related amended letter of transmittal (a copy of which was filed as exhibit (a)(1)(viii) to the Schedule TO, the “Letter of Transmittal”). The Offer to Purchase and Letter of Transmittal, together with any supplements or amendments thereto, collectively constitute the “Offer”.

This Amendment No. 5 is filed solely to announce that the final purchase price with respect to the Offer has been set at $1,321.22, plus accrued and unpaid interest on the Notes from September 15, 2008 to, but excluding, the date of purchase.

Only those items amended are reported in this Amendment No. 5. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 5 does not modify any of the information previously reported on Schedule TO.

ITEM 1.	SUMMARY TERM SHEET.

Item 1 of the Schedule TO is hereby amended and supplemented by inserting the following paragraphs at the end thereof:

“On September 10, 2008 the Ten Day VWAP (as defined in the Offer to Purchase) period ended with an arithmetic average price per share of Cypress common stock for such period of $29.6949. Accordingly, the purchase price per $1,000 principal amount of Notes with respect to the Offer has been set at $1,321.22, plus accrued and unpaid interest on the Notes from September 15, 2008 to, but excluding, the date of purchase. If the date of purchase occurs on September 18, 2008, as expected, the total purchase price would be approximately $1,321.30 per $1,000 principal amount of Notes.

The purchase price is equal to the sum of (i) $1,242.47, which is the product (rounded to the nearest cent) of 41.841 (which is the current conversion rate of the Notes) and $29.6949 (the arithmetic average of the Ten Day VWAP) and (ii) $78.75, which is the “premium” with respect to the offer to purchase the Notes as expressed in the table on the cover of the Offer to Purchase, plus accrued and unpaid interest.

In accordance with the terms of the Offer to Purchase, all Notes validly tendered and not properly withdrawn will be purchased by Cypress at the purchase price per $1,000 principal amount of Notes, provided however, that if more than $531,250,000 aggregate principal amount of Notes are validly tendered and not properly withdrawn, Cypress will purchase Notes that are validly tendered and not properly withdrawn on a pro rata basis from among the Notes validly tendered and not properly withdrawn.”

ITEM 4.	TERMS OF THE TRANSACTION

Items 4(a)(1)(ii) and (ix) of the Schedule TO are hereby amended and supplemented by inserting the following paragraphs at the end thereof:

“On September 10, 2008 the Ten Day VWAP (as defined in the Offer to Purchase) period ended with an arithmetic average price per share of Cypress common stock for such period of $29.6949. Accordingly, the purchase price per $1,000 principal amount of Notes with respect to the Offer has been set at $1,321.22, plus accrued and unpaid interest on the Notes from September 15, 2008 to, but excluding, the date of purchase. If the date of purchase occurs on September 18, 2008, as expected, the total purchase price would be approximately $1,321.30 per $1,000 principal amount of Notes.

The purchase price is equal to the sum of (i) $1,242.47, which is the product (rounded to the nearest cent) of 41.841 (which is the current conversion rate of the Notes) and $29.6949 (the arithmetic average of the Ten Day VWAP) and (ii) $78.75, which is the “premium” with respect to the offer to purchase the Notes as expressed in the table on the cover of the Offer to Purchase, plus accrued and unpaid interest.

In accordance with the terms of the Offer to Purchase, all Notes validly tendered and not properly withdrawn will be purchased by Cypress at the purchase price per $1,000 principal amount of Notes, provided however, that if more than $531,250,000 aggregate principal amount of Notes are validly tendered and not properly withdrawn, Cypress will purchase Notes that are validly tendered and not properly withdrawn on a pro rata basis from among the Notes validly tendered and not properly withdrawn.”

ITEM 12.	EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by the addition of exhibit (a)(5)(iii), and, as so amended, is restated as follows:

(a)(1)(i)	Offer to Purchase, dated August 14, 2008.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Letter to Clients.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii)	Amended Offer to Purchase, dated August 26, 2008.**

(a)(1)(viii)	Amended Letter of Transmittal.**

(a)(1)(ix)	Amended Notice of Guaranteed Delivery.**

(a)(1)(x)	Amended Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.**

(a)(1)(xi)	Amended Letter to Clients.**

(a)(5)(i)	Press Release, dated August 14, 2008.*

(a)(5)(ii)	Press Release, dated August 26, 2008.**

(a)(5)(iii)	Press Release, dated September 10, 2008.

(d)(1)	Indenture, dated as of March 13, 2007, between the Company and the U.S. Bank National Association, as trustee (incorporated herein by reference to Exhibit 4.4 to the Company’s Registration Statement on Form S-3, as amended, initially filed with the Securities and Exchange Commission (the “SEC”) on May 17, 2007 (No. 333-143042)).

(d)(2)	Registration Rights Agreement March 13, 2007, between the Company and Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc. and Lehman Brothers Inc., as initial purchasers (incorporated herein by reference to Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 10, 2007 (No. 001-10079)).

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed with the Schedule TO on August 14, 2008.
**	Previously filed with Amendment No. 2 to Schedule TO on August 26, 2008.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CYPRESS SEMICONDUCTOR CORPORATION

By:	/s/ Brad W. Buss
Name:	Brad W. Buss
Title:	Executive Vice President, Finance & Administration, and Chief Financial Officer

Dated: September 11, 2008

EXHIBIT INDEX

Exhibit	Description
(a)(1)(i)	Offer to Purchase, dated August 14, 2008.*
(a)(1)(ii)	Letter of Transmittal.*
(a)(1)(iii)	Notice of Guaranteed Delivery.*
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Letter to Clients.*
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(vii)	Amended Offer to Purchase, dated August 26, 2008.**
(a)(1)(viii)	Amended Letter of Transmittal.**
(a)(1)(ix)	Amended Notice of Guaranteed Delivery.**
(a)(1)(x)	Amended Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.**
(a)(1)(xi)	Amended Letter to Clients.**
(a)(5)(i)	Press Release, dated August 14, 2008.*
(a)(5)(ii)	Press Release, dated August 26, 2008.**
(a)(5)(iii)	Press Release, dated September 10, 2008.
(d)(1)	Indenture, dated as of March 13, 2007, between the Company and the U.S. Bank National Association, as trustee (incorporated herein by reference to Exhibit 4.4 to the Company’s Registration Statement on Form S-3, as amended, initially filed with the Securities and Exchange Commission (the “SEC”) on May 17, 2007 (No. 333-143042)).
(d)(2)	Registration Rights Agreement March 13, 2007, between the Company and Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc. and Lehman Brothers Inc., as initial purchasers (incorporated herein by reference to Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 10, 2007 (No. 001-10079)).

*	Previously filed with the Schedule TO on August 14, 2008.
**	Previously filed with Amendment No. 2 to Schedule TO on August 26, 2008.